November 12, 2024

Amar Maletira
Chief Executive Officer
Rackspace Technology, Inc.
19122 US Highway 281N, Suite 128
San Antonio, Texas 78258

       Re: Rackspace Technology, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response dated October 29, 2024
           File No. 001-39420
Dear Amar Maletira:

        We have reviewed your October 29, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
15, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 66

1. We note the cost breakdowns you provided in response to prior comments 2 and
       3. The components of the adjustment "special bonuses and other compensation expense" for cash compensation paid to employees who remain employed, that are included within acquisition-related payments, transformation project related bonuses and long-term incentive related amounts and the components of the adjustment for
       "restructuring and transformation" related to cash compensation paid to employees who remain employed, that are included within labor dedicated to transformation projects appear to be normal, recurring cash operating expenses. In this regard, considering that continued employment is required and the amounts will be paid in cash, it remains unclear how these charges are not a normal, recurring cash
 November 12, 2024
Page 2

       operating expense. Accordingly, please remove these adjustments from your non-
       GAAP measures. Refer to Question 100.01 of the non-GAAP C&DIs. Please contact Dave Edgar at 202-551-3459 or Christine Dietz at
202-551-3408 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Brian Janson